
07006572


PROCESSED
RECEIVED
MAR 1 6 2007
190
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DeBellas & Co. Capital, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
21789 Tahoe Lane
(No. and Street)

Lake Forest	**California**	**92630**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Alfred DeBellas, Jr. **949-859-3333**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY LLP
(Name - *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE:
- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred DeBellas, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DeBellas & Co. Capital, LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES L. MC DANIEL
Commission # 1665678
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2010

Notary Public

Signature

President
Title

State of CA
County of Orange

Subscribed and sworn to (or affirmed) before me on this 5TH day of MARCH 20 07 by ALFRED DEBELLAS JR

~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me, James L. McDaniel Notary Public.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE BELLAS & CO. CAPITAL, LP
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

The Partners
De Bellas & Co. Capital, LP

We have audited the accompanying statement of financial condition of De Bellas & Co. Capital, LP (a Texas limited partnership) as of December 31, 2006, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As described in Note D to the financial statements, the Partnership had certain transactions and relationships with an affiliate. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of De Bellas & Co. Capital, LP as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
March 12, 2007

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	16,346
Prepaid management fees - affiliate		25,000
Fees receivable - affiliate		50,000
TOTAL ASSETS	$	91,346
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES	$	-
PARTNERS' CAPITAL		91,346
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	91,346

See notes to financial statements.

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Fee income	$	150,000
Interest		93
TOTAL REVENUES		150,093
EXPENSES		
Management fees		150,000
Registration and regulatory fees		1,127
TOTAL EXPENSES		151,127
NET LOSS	$	(1,034)

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2006

	1% General Partner	99% Limited Partner	Total
Balance at January 1, 2006	$ 925	$ 91,455	$ 92,380
Net loss	(10)	(1,024)	(1,034)
Balance at December 31, 2006	$ 915	$ 90,431	$ 91,346

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,034)
Changes in operating assets and liabilities:		
Prepaid management fees - affiliate		45,000
Fees receivable - affiliate		(50,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(6,034)
CASH AND CASH EQUIVALENTS, beginning of year		22,380
CASH AND CASH EQUIVALENTS, end of year	$	16,346

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - NATURE OF OPERATIONS

De Bellas & Co. Capital, LP (the "Partnership"), a Texas limited partnership, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership was formed in July 1999 and merged with and succeeded to the business of De Bellas & Company Capital, LLC, a registered broker-dealer, on August 1, 1999. The Partnership operates under the exemptive provisions of the Securities and Exchange Commissions Rule 15c3-3(k)(2).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Revenue and Expense: Revenues and related expenses are recorded as earned or incurred, respectively.

Income Taxes: Income taxes or credits resulting from earnings or losses are payable by or accrue to the benefit of the partners and are not included in the accompanying financial statements.

Allocation of Income or Loss: Net income or loss of the Partnership is allocated to the partners in accordance with the Partnership Agreement.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had net capital of $16,346, which was $11,346 in excess of its required net capital of $5,000. The Partnership had no aggregate indebtedness at December 31, 2006.

NOTE D - RELATED PARTY TRANSACTIONS

Under a management agreement with an affiliate, the affiliate provides management, legal, accounting and other professional services to the Partnership. The affiliate also pays all overhead expenses, as defined in the agreement. The incremental allocation service fee portion of the management fee is payable monthly and renews annually unless terminated by the Partnership or the affiliate upon 30 days written notice. During 2006, the affiliate waived the allocation service fee of approximately $120,000. Management fee expense for the year ended December 31, 2006 was $150,000.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DE BELLAS & CO. CAPITAL, LP
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total partner's capital		$ 91,346
Less non-allowable assets:		
Prepaid management fees - affiliate	$ 25,000	
Fees receivable - affiliate	50,000	75,000
Net capital before haircuts on securities position		16,346
Haircuts on securities		-
Net capital		16,346
Minimum net capital required to be maintained (the greater of $5,000 or 1/15th of aggregate indebtedness)		5,000
Net capital in excess of minimum requirement		$ 11,346
AGGREGATED INDEBTEDNESS		$ -
RATION OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		$ -

NOTE: There is no material difference between the above computation and the Partnership's computation of net capital as reported in the Partnership's Part II of Form X-17A-5 as of December 31, 2006.

See Independent Auditors' Report.

DE BELLAS & CO. CAPITAL, LP
SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM 15c3-3
YEAR ENDED DECEMBER 31, 2006

The Partnership is exempt from the possession, control and reserve requirements pursuant to paragraph k(2)(i) of Rule 15c3-3.

See Independent Auditors' Report.

END